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                                                                    EXHIBIT 99.1

For Immediate Release                       Contact:   Edward A. Burkhardt
Dated November 1, 2000                      Telephone: 773-714-8669


     WISCONSIN CENTRAL SHAREHOLDERS COMMITTEE TO MAXIMIZE VALUE WELCOMES
                  SUPPORT FROM SOUTHEASTERN ASSET MANAGEMENT

     Chicago, Ill -- Edward A. Burkhardt, Chairman of the Wisconsin Central Shareholders Committee to Maximize Value, welcomed Monday's SEC filing by Southeastern Asset Management, Inc. indicating Southeastern's support for the Committee's objective of maximizing shareholder value.

     Southeastern is the largest shareholder of Wisconsin Central Transportation Corporation (NASDAQ: WCLX) with holdings of 14.4% of the total number of shares outstanding. Members of the Committee hold an additional 7.2% of Wisconsin Central's outstanding shares.

     Mr. Burkhardt further said "We expect to pick up substantial support from other institutional investors once our consent solicitation materials are mailed to shareholders and we proceed with direct solicitation. These investors, like ourselves, have lost heavily as a result of declining profitability and share price at Wisconsin Central."

     Mr. Burkhardt took issue with a mailing to shareholders by Wisconsin Central's Board indicating that the Committee was attempting to "seize
control.........without offering you any value for your shares." He said "The incumbent Board is acting as if this is a tender offer rather than a shareholder insurrection. The Committee isn't proposing to take over anyone's shares. Our focus is on maximization of value for all shareholders, an objective that seems to have been lost to the present Board."

     Mr. Burkhardt indicated that the Committee was working to finalize its consent solicitation materials and that the documents would be sent to shareholders in the near future.

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                  CERTAIN INFORMATION CONCERNING PARTICIPANTS

     The Committee, the members of the Committee, the nominees for election as directors proposed by the Committee and certain other persons may be deemed to be participants in the solicitation of shareholder consents referred to in this press release. Information regarding each participant is included in the preliminary consent statement filed by the Committee with the Securities and Exchange Commission on October 20, 2000. The Committee intends to mail definitive copies of the consent statement, together with consent cards, to Wisconsin Central shareholders in the near future. Wisconsin Central shareholders are urged to read the consent statement carefully when it is available because it contains important information. The Committee's consent statement is available without charge at the SEC's Internet web site at www.sec.gov. In addition, the Committee will provide copies of its consent statement without charge upon request. Requests for copies should be directed to the Committee's information agent, Innisfree M&A Incorporated, at its toll-free number: 1-888-750-5834.